FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

11 November 2024

HSBC HOLDINGS PLC

BLOCK LISTING

Application has been made to the Financial Conduct Authority and the London Stock Exchange for a block listing of 15,000,000 Ordinary Shares of US$0.50 each for issue under the HSBC Share Plan 2011 to be admitted to the Official List and to trading upon issue.

The new Ordinary Shares will rank pari passu with the existing issued Ordinary Shares of the Company.

The shares are expected to be admitted to The Official List and to trading on The London Stock Exchange on 13 November 2024.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 11 November 2024